Room 4561

Mr. Stephen Ambler
Chief Financial Officer and Vice
  President, Finance
Immersion Corporation
801 Fox Lane
San Jose, CA 95131

> **Re:**   **Immersion Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**

Dear Mr. Ambler:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Financial Statements

Note 1. Significant Accounting Policies, page 61

Revenue Recognition

Royalty and License Revenue

1.   We note your response to prior comment 1 from our letter dated August 2, 2006 concerning your revenue recognition methodology for time-based licenses of

intellectual property portfolio with upfront payments and/or annual minimum royalty requirements with no services contracted. In your response you indicate that apply both SOP 97-2 and SAB Topic 13 to such arrangements and that you have chosen to recognize the revenue in a straight-line manner based on certain guidance from SAB Topic 13.

Based on the information contained in your response, we understand that you have no remaining performance obligations in connection with the revenue arrangements in question. In this regard, we note the language in your response indicating that you "do not have to modify or customize" your intellectual property or technologies and that "you are not required to perform any additional services" for your customers.

In view of your apparent lack of any remaining performance obligations, it is not clear to us why you defer the revenue attributable to these arrangements. Accordingly, further explain to us why you believe this pattern of revenue recognition is appropriate. As part of your response, explain whether you have an explicit or implicit obligation to provide upgrades, enhancements or additional products. Additionally, in view of the language that you have "chosen" to recognize revenue in a straight-line manner, explain any other revenue recognition patterns you considered at the time you made your choice. Explain why these alternative methods were rejected.

Multiple Element Arrangements

2.   We have considered your response to prior comment 2 from our letter dated August 2, 2006 and remain unclear as to how you establish VSOE of fair value for elements included in your multiple element arrangements. Accordingly, clearly identify for us those elements for which you have established VSOE, and explain how VSOE has been established. For example, clearly identify the "limited number" of elements for which you have established VSOE through separate sales. Additionally, identify those items for which VSOE is established through list prices, and explain why you believe those list prices represent VSOE. As part of your response, clearly describe your discounting practices and explain how those practices are taken into consideration when evaluating whether VSOE exists for particular elements. Address how your policies in this area comply with paragraph 10 of SOP 97-2.

Note 9. Long-term Customer Advance from Microsoft, page 68

3.   We note your response to prior comment 4 where you indicate the agreements with Microsoft, consisting of the settlement agreement, license agreement, sublicense agreement, Series A redeemable convertible preferred stock and the senior redeemable convertible debenture purchase agreement, did not constitute separate units of accounting under EITF 00-21 due to the lack of objective and

reliable evidence. Explain to us, in reasonable detail, your basis for concluding that you did not have objective and reliable evidence of fair value. As part of your response, explain what you believe would represent objective and reliable evidence, and describe the steps you took or considered taking to obtain such evidence.

4.   Your response to prior comment number 4 indicates that the amount allocated to common stock was determined as a residual amount after concluding that the only remaining obligation was the contingent amount related to the participation rights. Further explain to us your basis for this allocation. As part of your response, explain the basis for your apparent conclusion that the only elements to which proceeds should be allocated were the common stock and participation rights. In this regard, explain your basis for concluding that no amounts should be allocated to the litigation settlement or patent license agreement.

5.   We note your response to prior comment 5. In light of the nature of the participation agreement, and the conditions under which you may be required to pay amounts to Microsoft, explain to us, in reasonable detail, your basis for concluding that the $15 million potential payment should be recorded as a liability. As part of your response, explain why you believe this item represents a loss contingency for purposes of SFAS 5, par. 8. In this regard, we note that this item appears to represent a potential contractual obligation that will become due only if and when certain contractually-defined events occur. Additionally, it appears that certain resolutions under the participation agreement, which would result in no liability to you, are within your sole discretion. In view of these factors, it does not appear that a liability has been incurred or an asset has been impaired as of the date of your financial statements.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief